UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------

                                  SCHEDULE 13D
                                (Amendment No. 6)

                    Under the Securities Exchange Act of 1934

                                   ADECCO S.A.
                                   -----------
                                (Name of Issuer)

                  REGISTERED SHARES, NOMINAL CHF 1.00 PER SHARE
                  ---------------------------------------------
                         (Title of Class of Securities)

                                    H0036T106
                                    ---------
                                 (CUSIP Number)

                                  Ronald Ruepp
                                  KJ Jacobs AG
                                 Seefeldquai 17
                                Postfach CH-8034
                               Zurich, Switzerland
                                 +41 1 388 61 61
             -----------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)



                                December 12, 2003
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /_/.

                                  SCHEDULE 13D

-------------------------------------
CUSIP No. H0036T106
-------------------------------------


--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) KJ Jacobs AG (formerly known as Jacobs AG)
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) /__/
                                                                      (b) /__/
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
3         SEC USE ONLY
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS
          N/A
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                  /__/
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Switzerland
--------- ----------------------------------------------------------------------
------------------------------------------ -------- ----------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY     7        SOLE VOTING POWER
EACH REPORTING PERSON WITH                          21,957,710
                                           -------- ----------------------------
                                           -------- ----------------------------
                                           8        SHARED VOTING POWER

                                           -------- ----------------------------
                                           -------- ----------------------------
                                           9        SOLE DISPOSITIVE POWER
                                                    21,957,710
                                           -------- ----------------------------
                                           -------- ----------------------------
                                           10       SHARED DISPOSITIVE POWER

------------------------------------------ -------- ----------------------------
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          21,957,710
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                  /__/
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          11.75%
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          CO
--------- ----------------------------------------------------------------------

     This Schedule 13D (Amendment No. 6) is filed on behalf of KJ Jacobs AG (formerly known as Jacobs AG) to amend and supplement the Schedule 13D (Amendment No. 5) filed on December 29, 2003.

Item 1.  Security and Issuer

         No change.

Item 2.  Identity and Background

         No change.

Item 3.  Source and Amount of Funds or Other Consideration

         No change.

Item 4.  Purpose of Transaction

         No change.

Item 5.  Interest in Securities of the Issuer

         (a-b) No change.

         (c) Item 5(c) is amended by deleting the paragraph in its entirety and inserting the following in lieu thereof:

         Within the past 60 days, the Reporting Person effected the following transactions with regard to the Issuer's common stock:

         (i) On December 2, 2003, the Reporting Person, in the ordinary course of business, sold 20,030 shares of common stock at a price of CHF 82.17 per share on Virt-X.

         (ii) On December 3, 2003, the Reporting Person, in the ordinary course of business, sold 34,000 shares of common stock at a price of CHF 82.76 per share on Virt-X.

         (iii) On December 4, 2003, the Reporting Person, in the ordinary course of business, sold 10,872 shares of common stock at a price of CHF 82.75 per share on Virt-X.

         (iv) On December 5, 2003, the Reporting Person, in the ordinary course of business, sold 1,102 shares of common stock at a price of CHF 82.74 per share on Virt-X.

         (v) On December 9, 2003, the Reporting Person, in the ordinary course of business, sold 2,500 shares of common stock at a price of CHF 82.00 per share on Virt-X.

         (vi) On December 12, 2003, the Reporting Person, in the ordinary course of business, sold 6,996 shares of common stock at a price of CHF 80.48 per share on Virt-X.

         (vii) On December 15, 2003, the Reporting Person, in the ordinary course of business, sold 4,000 shares of common stock at a price of CHF 80.95 per share on Virt-X.

         (viii) On December 12, 2003, the Reporting Person transferred by way of gift an aggregate of 6,390,670 shares to various members of the family of Klaus J. Jacobs.

         (d)      No change.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Item 6 is amended by deleting the paragraph in its entirety and inserting the following in lieu thereof:

     The Shareholders' Agreement (the "Agreement") entered into on April 20, 1999, between the Reporting Person and Akila S.A., replacing the earlier shareholders' agreement dated May 8, 1996, terminated on May 8, 2002 in accordance with its terms, thereby terminating the arrangement among the Reporting Person, Klaus J. Jacobs, Akila S.A., Phillipe Foriel-Destezet and Akila Finance. This termination was reported on the Issuer's Form 20-F filed with the SEC on June 24, 2003. Subsequently, the JAG Group (as defined in the Agreement), including the Reporting Person, was dissolved on December 12, 2003. This dissolution was reported on the Issuer's Form 6-K filed with the SEC on December 22, 2003.

Item 7. Material to be Filed as Exhibits

         Not applicable.

                      [SIGNATURE APPEARS ON FOLLOWING PAGE]

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   January 5, 2004

                                           KJ JACOBS AG



                                           By:      /s/ Ronald Ruepp
                                              ----------------------------------
                                              Name:  Ronald Ruepp
                                              Title: Duly Authorized Officer